SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2020

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

DISCLOSURE OF RIGHTS ATTACHED TO SHARES

RYANAIR HOLDINGS PLC

Released Thursday 18th June 2020

Ryanair Holdings PLC

18th June 2020

DISCLOSURE OF RIGHTS ATTACHED TO SHARES

Ryanair Holdings Plc (the "Company"), announces that a copy of its Memorandum and Articles of Association, which sets out the rights attaching to the listed equity shares of the Company, has been uploaded to the Financial Conduct Authority's National Storage Mechanism ("NSM") in accordance with Listing Rule 14.3.11A.

The NSM can be accessed at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

Juliusz Komorek

Company Secretary

ENDS

For further information please contact:     Alejandra Ruiz                   Piaras Kelly

                                                                   Ryanair DAC                     Edelman Ireland

                                                                   Tel: +353-1-9451799        Tel: +353-1-592 1330

                                                                   press@ryanair.com            ryanair@edelman.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 18 June, 2020

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary